                                              Files pursuant to rule 424(b)(5)
                                              Registration No. 33-59323



            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 23, 1995.

                                  $500,000,000

                       [UNION PACIFIC CORPORATION LOGO]

                 $250,000,000 6.40% Notes Due February 1, 2006
                $250,000,000 7% Debentures Due February 1, 2016

                    Interest payable February 1 and August 1
                               ------------------
The 6.40% Notes Due February 1, 2006 and the 7% Debentures Due February 1, 2016 are herein referred to, respectively, as the "Notes" and the "Debentures", and collectively as the "Securities". The Securities are not redeemable prior to maturity and will not be subject to any sinking fund. The Notes and the
     Debentures each will be represented by one or more Global Securities
       (as defined herein) registered in the name of the nominee of The
       Depository Trust Company ("DTC"). Except as provided herein and in the accompanying Prospectus, Securities in definitive form will not be issued. Settlement for the Securities will be
             made in immediately available funds. The Securities
                will trade in DTC's Same-Day Funds Settlement
                 System until maturity, and secondary market
                   trading activity for the Securities will
                       therefore settle in immediately
                             available funds. See
                             "Description of the
                             Securities" herein.
                               ------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRE-
               SENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                               Underwriting
                                                Price to       Discounts and     Proceeds to
                                               Public (1)       Commissions     Company (1)(2)
                                            ----------------------------------------------------
Per Note....................................      99.976%         0.650%           99.326%
Per Debenture...............................      99.551%         0.875%           98.676%
Total.......................................   $498,817,500     $3,812,500       $495,005,000

(1) Plus accrued interest, if any, from January 26, 1996.
(2) Before deducting expenses payable by the Company estimated at $300,000.

                               ------------------

     The Securities are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Global Securities in book-entry form will be made through the facilities of The Depository Trust Company on or about January 26, 1996 against payment in immediately available funds.

                    Underwriters of the Notes

CS First Boston     Goldman, Sachs & Co.           Morgan Stanley & Co.
                                                       Incorporated

                  Underwriters of the Debentures

CS First Boston        Lehman Brothers             Morgan Stanley & Co.
                                                       Incorporated

          The date of this Prospectus Supplement is January 23, 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              RECENT DEVELOPMENTS

CNW TRANSACTION

     In April 1995, Union Pacific Corporation (the "Company") completed the acquisition of Chicago and North Western Transportation Company ("CNW"). On October 1, 1995, CNW's Class I rail subsidiary, Chicago and North Western Railway Company ("CNW Railway"), was merged with and into the Company's principal rail subsidiary, Union Pacific Railroad Company ("UPRR"). CNW Railway was located in the central transcontinental corridor and operated more than 5,300 route miles.

SP TRANSACTION

     On August 3, 1995, the Company and Southern Pacific Rail Corporation ("SP") entered into a definitive merger agreement (the "Merger Agreement") providing for the acquisition of SP by the Company (the "SP Transaction"). Under the terms of the Merger Agreement, on September 15, 1995 the Company, through a wholly-owned subsidiary of UPRR, completed a first-step cash tender offer for 25% of the outstanding shares of common stock of SP (the "Shares") at a price of $25.00 per Share. Promptly following their purchase, the Shares acquired in the tender offer were deposited in an independent voting trust in accordance with a voting trust agreement with Southwest Bank of St. Louis. Such Shares will remain in the voting trust pending a decision of the Surface Transportation Board (the "STB"), as successor to the Interstate Commerce Commission, with respect to the application for approval of the SP Transaction filed by UPRR and SP. On January 17, 1996, the SP Transaction was approved by the shareholders of SP. Subject to approval of the SP Transaction by the STB and the satisfaction of certain other conditions, SP will be merged into UPRR (the "Merger"). Upon completion of the Merger, each Share will be converted, at the holder's election, subject to proration, into the right to receive $25.00 in cash or 0.4065 of a share of common stock of the Company. As a result of the SP Transaction, 60% of the Shares outstanding immediately prior to the Merger will be converted into shares of common stock of the Company, with the remaining 40% of the outstanding Shares, including the Shares acquired in the tender offer, being acquired for cash.

     UPRR and SP filed an application for approval of the SP Transaction with the STB's predecessor on November 30, 1995. As part of that application, the UPRR and SP indicated that, in their view, the SP Transaction will yield annual benefits to the merged company of approximately $660 million once the SP Transaction has been fully implemented, consisting of a significant increase in operating income as well as an avoidance of certain annual capital expenditures. This projected increase in operating income from the SP Transaction is expected to result from both operating efficiencies and increased revenues. The application indicates that the estimated annual increase in operating income will be approximately $612 million per year when the SP Transaction is fully implemented after five years. This increase is projected to be achieved over the first five years following consummation of the SP Transaction with approximately 38% of the increase achieved by the end of the first year and over 90% of the increase expected to be achieved by the end of the third year. This projected increase in operating income does not include the noncash effects of applying purchase accounting or of increased depreciation from additional capital expenditures needed to obtain these benefits as described below. The avoidance of certain capital expenditures is projected to be $48 million annually. All of these estimated SP Transaction benefits use 1994 as a base year and are stated in 1994 dollars.

     In order to achieve these increases in operating income, it is estimated that certain nonrecurring cash costs of $1,266 million would be incurred during the first five years after the SP Transaction. Employee separation, relocation and other one-time costs are estimated to be $357 million. In addition, $1,207 million in projected incremental capital expenditures (net of the reduction in capital expenditures referred to above) in the first five years will be required to implement the SP Transaction but will be partially offset by asset sales resulting from the SP Transaction estimated to be $298 million. Approximately 55% of the incremental capital expenditures are projected to be spent on the SP system while approximately 45% will be spent on the UPRR system.

     THE FOREGOING ESTIMATES ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY AND UPRR. THERE CAN BE NO ASSURANCE THAT THE BENEFITS DESCRIBED ABOVE WILL BE ACHIEVED OR THAT THE ACTUAL COSTS INCURRED WILL NOT BE HIGHER THAN THOSE ESTIMATED ABOVE. ACCORDINGLY, THE ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE ESTIMATED. THE INCLUSION OF SUCH ESTIMATES HEREIN SHOULD NOT BE REGARDED AS AN INDICATION THAT THE COMPANY, UPRR, SP OR ANY OTHER PARTY CONSIDERS SUCH ESTIMATES AN ACCURATE PREDICTION OF FUTURE EVENTS.

RESOURCES IPO AND SPIN-OFF

     On October 17, 1995, Union Pacific Resources Group Inc. ("Resources") completed an initial public offering (the "IPO") of approximately 17.1% of its outstanding common stock, generating net proceeds of $844 million to Resources. Resources owns and operates all of the Company's natural resources business historically owned and or operated by Union Pacific Resources Company or other affiliates. Subject, among other things, to the receipt of a favorable ruling from the Internal Revenue Service expected in 1996 and the completion or termination of the SP Transaction, the Company intends to distribute the remaining common stock of Resources held by the Company in a tax-free transaction pro rata to the Company's shareholders (the "Spin-Off ").

     In connection with the IPO, Resources paid a dividend to the Company consisting of $1,562 million ($912 million in cash and $650 million in notes bearing interest at 8.5% per annum payable within 90 days of the distribution of the Company's remaining investment in Resources to its shareholders) and an intercompany receivable of $59 million. The Company used the cash proceeds from the Resources dividend to repay outstanding commercial paper balances.

CREDIT RATINGS

     On August 3, 1995, Standard & Poor's Corporation ("Standard & Poor's") announced that it had placed the Company on CreditWatch with negative implications. On December 13, 1995, Standard & Poor's announced that it anticipated that a rating of BBB would be assigned to the Company's senior debt if the STB approves the SP Transaction, and that, if approval for the SP Transaction is not obtained or substantial regulatory conditions are imposed upon the Company, Standard & Poor's would reassess this preliminary indication. On January 19, 1996, Moody's Investors Service, Inc. ("Moody's") announced that it is continuing to monitor developments with respect to the proposed SP Transaction and that it will make any necessary rating adjustments as details become more certain. Moody's indicated that despite downward pressure on the rating as a result of the consummation of the SP Transaction, the Company's long-term debt rating should remain well within the Baa category. Standard & Poor's current rating for the Company's senior debt securities is A- and Moody's current rating for such debt securities is A3. Credit ratings for Standard & Poor's and Moody's range from AAA and Aaa, respectively, which represent the highest quality of securities, to D, which represents the lowest quality of securities, and may include gradations indicated by a "+" or "-" or a "1", "2" or "3", respectively. Prospective purchasers of the Securities are advised to consult Standard & Poor's or Moody's with respect to the interpretation of the ratings of the Company's debt securities and the foregoing indications. A rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time by the applicable rating agency. Each rating should be evaluated independently of any other rating.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Securities offered hereby will be used by the Company for general corporate purposes, including repayment of borrowings under the Company's credit facilities incurred to finance the SP tender offer referred to above under "Recent Developments". The closing under the Debentures Underwriting Agreement (as hereinafter defined) is not a condition to the closing under the Notes Underwriting Agreement (as hereinafter defined) and the closing under the Notes Underwriting Agreement is not a condition to the closing under the Debentures Underwriting Agreement.

                                 CAPITALIZATION

     The Company's actual and pro forma capitalization as of September 30, 1995 is set forth in the table below. Column I reflects the Company's historical financial information at such date, including the completion in September 1995 of the cash tender offer for 38 million Shares, or 25% of the outstanding Shares, at $25.00 per Share in connection with the SP Transaction. Column II reflects the IPO (which was completed subsequent to September 30, 1995) and planned subsequent Spin-Off of Resources to the Company's stockholders. Column III reflects the acquisition pursuant to the Merger of an additional 15% of the outstanding Shares at $25.00 per Share in cash and the exchange pursuant to the Merger of the remaining 60% of the outstanding Shares for shares of the Company's common stock at a conversion ratio of 0.4065 shares of the Company's common stock per Share. Column III also assumes that the Spin-Off will not occur. Column IV reflects both the IPO and planned subsequent Spin-Off (Column
II) and the completion of the Merger (Column III). Column V reflects adjustments to Column IV to give effect to the Securities offered hereby and the use of the proceeds therefrom to repay borrowings under the Company's credit facilities. The applicable transactions are reflected in Columns II through V as if such transactions had occurred on September 30, 1995.

     The actual ratio of earnings to fixed charges set forth in Column I below has been computed using historical Company financial information for the nine months ended September 30, 1995 as contained in the Company's accounting records as of such date and includes CNW financial results from May 1, 1995. The pro forma ratios of earnings to fixed charges set forth in Columns II, III and IV have been computed using the aforementioned historical Company financial information adjusted for the effects of the SP Transaction and the CNW acquisition and the IPO and planned subsequent Spin-Off, as if such transactions had occurred on January 1, 1995. The pro forma ratio of earnings to fixed charges set forth in Column V adjusts the Column IV pro forma ratio of earnings to fixed charges to give effect to the Securities offered hereby as if such Securities were issued on January 1, 1995 and the use of the proceeds therefrom to repay borrowings under the Company's credit facilities. The pro forma ratios of earnings to fixed charges exclude the benefits expected to be derived from the Company's acquisitions of SP and CNW.

     The following information is presented for informational purposes only and does not purport to be indicative of the financial condition that would have resulted if the applicable transactions reflected in Columns II through V had been consummated on September 30, 1995 or January 1, 1995, as the case may be. The following table should be read in conjunction with the audited consolidated historical financial statements of the Company, including the notes thereto.

                                                                       SEPTEMBER 30, 1995
                                    ----------------------------------------------------------------------------------------
                                      COLUMN I         COLUMN II(A)       COLUMN III(B)         COLUMN IV        COLUMN V(C)
                                    -------------   ------------------   ----------------   ------------------   -----------
                                                                                              UNION PACIFIC/
                                    UNION PACIFIC     UNION PACIFIC/      UNION PACIFIC/    SOUTHERN PACIFIC/    ISSUANCE OF
                                     HISTORICAL     RESOURCES SPIN-OFF   SOUTHERN PACIFIC   RESOURCES SPIN-OFF   SECURITIES
                                                                          (Unaudited)
                                                                     (Dollars in Millions)
Debt Due Within One Year...........    $   624           $    624            $    681            $    681          $   681
                                       -------            -------             -------             -------          -------
Long-Term Debt:
    Notes offered hereby...........         --                 --                  --                  --              250
    Debentures offered hereby......         --                 --                  --                  --              250
    Commercial paper and bank
      notes........................      1,345                 --               2,111                 549               54
    Notes, debentures and other....      4,152              3,935               4,572               4,572            4,572
    Equipment obligations..........        690                690                 931                 931              931
    Mortgage bonds.................        177                177                 207                 207              207
    Tax-exempt financings..........        168                168                 249                 216              216
    Capitalized leases.............        188                188                 965                 965              965
    Unamortized discount...........       (174)              (174)               (110)               (110)            (115)
                                       -------            -------             -------             -------          -------
         Total Long-Term
           Debt....................    $ 6,546           $  4,984            $  8,925            $  7,330          $ 7,330
Common Stockholders' Equity:
    Common stock...................    $   581           $    581            $    676            $    676          $   676
    Paid-in capital................      1,466              1,089               3,847               3,470            3,470
    Retained earnings..............      5,121              5,121               5,121               5,121            5,121
    Treasury stock.................     (1,654)            (1,654)             (1,654)             (1,654)          (1,654)
                                       -------            -------             -------             -------          -------
         Total Common Stockholders'
           Equity..................    $ 5,514           $  5,137            $  7,990            $  7,613          $ 7,613
                                       -------            -------             -------             -------          -------
Total Capitalization...............    $12,684           $ 10,745            $ 17,596            $ 15,624          $15,624
                                       =======            =======             =======             =======          =======
Ratio of Earnings to Fixed Charges
  for the nine months ended
  September 30, 1995(d)............        2.8                3.0                 2.1                 1.9              1.9
                                       =======            =======             =======             =======          =======

---------------
(a) Reflects (i) a $1,562 million reduction in the Company's long-term debt resulting from the Resources dividend to the Company in connection with the IPO and subsequent Spin-Off and (ii) a $377 million reduction in the Company's paid-in capital to give effect to the Spin-Off.

(b) Reflects (i) $1,712 million of SP debt outstanding at September 30, 1995 that would become consolidated debt of the Company as a result of the Merger, (ii) $75 million of debt premium associated with the recognition of the estimated fair value of SP's debt as required in determining the purchase price allocation (which may vary from the final determination to be made as of the consummation of the Merger), (iii) the issuance of approximately 38 million shares of the Company's common stock as the stock portion of the consideration payable in the Merger, (iv) the acquisition pursuant to the Merger of an additional 15% of the outstanding Shares for cash financed through the issuance of commercial paper or bank notes and (v) the issuance of $30 million in commercial paper or bank notes to finance costs incurred in connection with the Merger. In addition, since Column III excludes the effects of the Spin-Off, $33 million in Resources tax-exempt financings are reclassified from discontinued operations to continuing operations and included as a component of Total Long-Term Debt and Total Capitalization.

(c) Reflects the issuance of the Notes and Debentures offered hereby and the use of the proceeds therefrom to repay borrowings under the Company's credit facilities.

(d) "Earnings" represent income from continuing operations, less equity in undistributed earnings of unconsolidated affiliates, plus Fixed Charges and taxes based on income. "Fixed Charges" represent interest charges, amortization of debt discount and expense, and an estimated amount representing the interest factor in rents.

     As of the date of this Prospectus Supplement, the Company had credit facilities with various United States and foreign banks totaling $3.7 billion, which were available to support commercial paper borrowings and for other purposes. As of such date, outstanding borrowings under the credit facilities totalled $895 million and the Company had outstanding $1.1 billion in commercial paper.

                         DESCRIPTION OF THE SECURITIES

GENERAL

     The Securities offered hereby will be limited to $500,000,000 aggregate principal amount, consisting of $250,000,000 principal amount of Notes and $250,000,000 principal amount of Debentures. Each Security will bear interest at the applicable rate per annum stated on the cover page of this Prospectus Supplement, payable semiannually on February 1 and August 1 of each year, commencing August 1, 1996, to the person in whose name the Security is registered, subject to certain exceptions as provided in the Indenture, at the close of business on the January 15 or July 15 (each a "Record Date"), as the case may be, immediately preceding such February 1 or August 1. The Notes will mature on February 1, 2006 and the Debentures will mature on February 1, 2016.

REDEMPTION

     The Notes and the Debentures are not redeemable prior to maturity.

SINKING FUND

     There is no provision for a sinking fund for the Notes or the Debentures.

DEFEASANCE

     Under certain circumstances, the Company will be deemed to have discharged the entire indebtedness on all of the outstanding Notes or Debentures by defeasance. See "Description of Debt Securities -- Defeasance of the Indenture and Debt Securities" in the accompanying Prospectus for a description of the terms of any such defeasance and the tax consequences thereof.

BOOK-ENTRY SYSTEM

     The Notes and Debentures will each initially be represented by one or more global securities (each a "Global Security") deposited with DTC and registered in the name of a nominee of DTC, except as set forth below. The settlement of transactions with respect to each Global Security will be facilitated through electronic computerized book-entry changes in participants' accounts, thereby eliminating the physical movement of Security certificates. The Securities will be available for purchase in denominations of $1,000 and integral multiples thereof in book-entry form only. Unless and until certificated Securities are issued under the limited circumstances described below, no beneficial owner of a Security shall be entitled to receive a definitive certificate representing a Security. So long as DTC or any successor depositary (the "Depositary") or its nominee is the registered owner of a Global Security, the Depositary or such nominee, as the case may be, will be considered to be the sole owner or holder of the Securities represented thereby for all purposes of the Indenture. Unless and until it is exchanged in whole or in part for the Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee to a successor depositary or any nominee of such successor.

     So long as Securities are represented by a Global Security, all payments of principal and interest with respect thereto will be made to the Depositary or its nominee (or a successor), as the case may be, as the sole registered owner of the Global Security representing such Securities.

     The Company expects that the Depositary or its nominee, upon receipt of any payment of principal or interest in respect of a Global Security representing Securities, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary or such nominee.

     If DTC is at any time unwilling, unable or ineligible to continue as depositary for a Global Security and a successor depositary is not appointed by the Company within 90 days, the Company will issue certificated Securities in definitive form in exchange for such Global Security. In addition, the Company may at any time determine not to have the Notes or the Debentures represented by a Global Security, and, in such event, will issue certificated Securities in definitive form in exchange for such Global Security. In either instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of certificated Securities in definitive form equal in principal amount to such beneficial interest in such Global Security and to have such certificated Securities registered in its name. Certificated Securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

     See "Description of Debt Securities" in the accompanying Prospectus for additional information concerning the Debt Securities, the Indenture and the book-entry system.

SAME DAY SETTLEMENT AND PAYMENT

     Settlement for the Securities will be made by the Underwriters (as hereinafter defined) in immediately available funds. All payments of principal and interest to the Depositary will be made by the Company in immediately available funds.

     Secondary trading in notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Securities will trade in the DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Securities will therefore settle in immediately available funds. No assurance can be given as to the effect, if any, of settlements in immediately available funds on trading activity in the Securities.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting Agreement dated January 23, 1996, relating to the Notes (the "Notes Underwriting Agreement") among the Company, CS First Boston Corporation, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated (the "Notes Underwriters"), the Company has agreed to sell to the Notes Underwriters, and each of the Notes Underwriters has severally but not jointly agreed to purchase from the Company, the principal amount of the Notes as set forth opposite its name below:

                                                                   PRINCIPAL AMOUNT
                                                                   ----------------
          CS First Boston Corporation............................    $ 83,400,000
          Goldman, Sachs & Co. ..................................      83,300,000
          Morgan Stanley & Co. Incorporated......................      83,300,000
                                                                   ----------------
                    Total........................................    $250,000,000
                                                                   ===============

     Under the terms and subject to the conditions contained in the Underwriting Agreement dated January 23, 1996, relating to the Debentures (the "Debentures Underwriting Agreement", and together with the Notes Underwriting Agreement, the "Underwriting Agreements") among the Company, CS First Boston Corporation, Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated (the "Debentures Underwriters", and together with the Notes Underwriters, the "Underwriters"), the Company has agreed to sell to the Debentures Underwriters, and each of the Debentures Underwriters has severally but not jointly agreed to purchase from the Company, the principal amount of the Debentures as set forth opposite its name below:

                                                                   PRINCIPAL AMOUNT
                                                                   ----------------
          CS First Boston Corporation............................    $ 83,400,000
          Lehman Brothers Inc. ..................................      83,300,000
          Morgan Stanley & Co. Incorporated......................      83,300,000
                                                                   ----------------
                    Total........................................    $250,000,000
                                                                   ===============

     The Underwriting Agreements provide that the obligations of the Underwriters are subject to certain conditions precedent and that the Notes Underwriters will be obligated to purchase all the Notes if any are purchased and the Debentures Underwriters will be obligated to purchase all the Debentures if any are purchased.

     The closing under the Debentures Underwriting Agreement is not a condition to the closing under the Notes Underwriting Agreement and the closing under the Notes Underwriting Agreement is not a condition to the closing under the Debentures Underwriting Agreement.

     The Company has been advised by the Underwriters that they propose to offer the Securities to the public initially at the offering prices set forth on the cover page of this Prospectus Supplement and to certain dealers at such prices less a concession of 0.40% of the principal amount of the Notes and 0.50% of the principal amount of the Debentures and that the Underwriters and such dealers may allow a discount of 0.25% of the principal amount of the Securities on sales to other dealers. After the initial public offering, the public offering prices and concessions and discount to dealers may be changed by the Underwriters.

     The Securities are new issues of securities with no established trading markets. The Underwriters have advised the Company that they intend to act as market makers for the Securities. However, the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading markets for the Securities.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect thereof.

     Certain of the Underwriters or their affiliates engage in transactions with and perform services, including commercial banking services, for the Company and certain of its affiliates in the ordinary course of business. In addition, one member of the board of directors of the Company, Richard B. Cheney, is a director of Morgan Stanley Group Inc., the parent of Morgan Stanley & Co. Incorporated.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Securities in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Securities are effected. Accordingly, any resale of the Securities in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers who are Canadian residents are advised to seek legal advice prior to any resale of the Securities.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Securities in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Securities without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION AND ENFORCEMENT

     The Securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or such persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Securities to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Securities acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Securities acquired on the same date and under the same prospectus exemption.

                       [UNION PACIFIC CORPORATION LOGO]

                                 $1,000,000,000

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                              SECURITIES WARRANTS

                             ---------------------

     Union Pacific Corporation (the "Company") may issue from time to time, together or separately (i) its debt securities (the "Debt Securities"), which may be either senior ("Senior Securities") or subordinated ("Subordinated Securities") and which may be convertible into or exchangeable for shares of common stock, par value $2.50, of the Company (the "Common Stock"), shares of preferred stock, no par value, of the Company (the "Preferred Stock"), or other Debt Securities; (ii) warrants to purchase Debt Securities (the "Debt Warrants"); (iii) Preferred Stock, which may be convertible into or exchangeable for shares of Common Stock or shares of Preferred Stock or Debt Securities; (iv) warrants to purchase shares of Preferred Stock (the "Preferred Stock Warrants") and (v) Common Stock issuable upon the conversion or exchange of Debt Securities or Preferred Stock offered hereunder, to the extent such Debt Securities or Preferred Stock are, by their terms, convertible into or exchangeable for shares of Common Stock, in amounts, at prices and on terms to be determined by market conditions at the time of offering. The Debt Warrants and Preferred Stock Warrants are collectively referred to herein as the "Securities Warrants" and the Debt Securities, Preferred Stock, Common Stock and Securities Warrants are collectively referred to herein as the "Offered Securities".

     The Offered Securities may be issued in one or more series or issuances and will be limited to $1,000,000,000 in aggregate public offering price (or its equivalent, based on the applicable exchange rate, to the extent Debt Securities are issued for one or more foreign currencies or currency units). The Offered Securities may be sold for U.S. dollars, or any foreign currency or currencies or currency units, and the principal of, any premium on, and any interest on, the Debt Securities may be payable in U.S. dollars, or any foreign currency or currencies or currency units.

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), including, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, authorized denomination, initial offering price, maturity, premium (if any), interest rate (which may be fixed or floating), time of and method of calculating the payment of interest, if any, the currency in which principal, premium, if any, and interest, if any, are payable, any redemption or sinking fund terms, any terms for the conversion into or exchange for shares of Common Stock or Preferred Stock or other Debt Securities, terms of subordination of Subordinated Securities, and other specific terms; (ii) in the case of Preferred Stock, the specific designation, any dividend, liquidation, redemption, sinking fund, voting or other rights, time of payment of dividends, any terms for the conversion into or exchange for shares of Common Stock or shares of Preferred Stock or Debt Securities, the initial offering price and other specific terms; and (iii) in the case of Securities Warrants, the duration, initial offering price, exercise price and detachability thereof. The Prospectus Supplement will also contain information, where applicable, about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by the Prospectus Supplement.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE.

                             ---------------------

     The Offered Securities will be sold directly, through agents, dealers or underwriters as designated from time to time, or through a combination of such methods. If any agents of the Company or any dealers or underwriters are involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable agent's commission, dealer's purchase price or underwriter's discount will be set forth in or may be calculated from the Prospectus Supplement. The net proceeds to the Company from such sale will be the purchase price less such commission in the case of an agent, the purchase price in the case of a dealer, or the public offering price less such discount in the case of an underwriter and less, in each case, other attributable issuance expenses. See "Plan of Distribution".

                 THE DATE OF THIS PROSPECTUS IS JUNE 23, 1995.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission") relating to its business, financial position, results of operations and other matters. Such reports and other information can be inspected and copied at the Public Reference Section maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain of its Regional Offices, located at Northwest Atrium Center (Suite 1400), 500 West Madison Street, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at prescribed rates. Such material can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference herein its Annual Report on Form 10-K for the fiscal year ended December 31, 1994, its Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, its Current Reports on Form 8-K dated March 21, 1995, April 20, 1995 and April 26, 1995, all of which have been previously filed with the Commission under File No. 1-6075, and the description of capital stock (including Common Stock) of the Company that is contained in the registration statement filed under the Exchange Act under file No. 1-6075, including all amendments or reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering of the Offered Securities offered hereby shall be deemed incorporated herein by reference, and such documents shall be deemed to be a part hereof from the date of filing such documents. Any statement contained herein, in a document incorporated or deemed to be incorporated by reference herein, or in the accompanying Prospectus Supplement, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the above documents incorporated or deemed to be incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests should be directed to:
Union Pacific Corporation, Eighth and Eaton Avenues, Bethlehem, Pennsylvania 18018, Attention: Secretary (telephone 610-861-3200).

                                  THE COMPANY

     The Company operates, through subsidiaries, in the areas of rail transportation (Union Pacific Railroad Company, Missouri Pacific Railroad Company and Chicago and North Western Transportation Company ("CNW") (collectively, the "Railroad")), oil, gas and mining (Union Pacific Resources Company ("Resources")) and trucking (Overnite Transportation Company ("Overnite")). With the exception of CNW which is over 99% owned by the Company, each of the foregoing subsidiaries is indirectly wholly-owned by the Company. Substantially all of the Company's operations are in the United States.

     The Railroad is the largest railroad in the United States in terms of track miles, with nearly 23,000 route miles linking Pacific Coast and Gulf Coast ports with the Midwest. The Railroad maintains coordinated schedules with other carriers for the handling of freight throughout the United States, Canada and Mexico. The Railroad handles exported and imported freight throughout the system, principally through the Gulf Coast and Pacific Coast ports and across the Texas-Mexico border. Major categories of freight hauled by the Railroad are automotive, chemicals, energy (coal), food/consumer/government, grains and grain products, intermodal and metals/minerals/forest.

     Resources is an independent oil and gas company engaged in exploration for and production of natural gas, crude oil and associated products. Substantially all of its exploration and production programs are concentrated in the Austin Chalk trend and Carthage area in central and eastern Texas and Louisiana; the Ozona area in western Texas; the Union Pacific Land Grant in Colorado, Wyoming and Utah; the Gulf of Mexico; and Canada. Resources is also responsible for the Company's interests in coal and trona development which are located primarily in the Rocky Mountain region.

     Overnite, a major interstate trucking company, serves all 50 states and portions of Canada and Mexico through 174 service centers (located primarily in eastern, southeastern and central United States and on the Pacific Coast) and through agency partnerships with several small, high-quality carriers serving areas not directly covered by Overnite. As one of the largest trucking companies in the United States, Overnite offers a comprehensive array of services, specializing in less-than-truckload shipments, and transports a variety of products, including machinery, tobacco, textiles, plastics, electronics and paper products.

     The Company's executive offices are located at Eighth and Eaton Avenues, Bethlehem, Pennsylvania 18018, and its telephone number is (610) 861-3200.

RATIO OF EARNINGS TO FIXED CHARGES

                                                  THREE MONTHS
                                                     ENDED
           YEAR ENDED DECEMBER 31,                 MARCH 31,
----------------------------------------------    ------------
1990     1991(a)      1992      1993     1994         1995
-----    -------    --------    -----    -----    ------------
 3.3       1.3        3.7        4.2      4.5       3.6

---------------

(a) In the third quarter of 1991, the Company announced a major restructuring program, including an $870 million ($575 million after-tax) special charge. Excluding the special charge, the Company's ratio of earnings to fixed charges for the year ended December 31, 1991 would have been 3.3.

     The ratio of earnings to fixed charges has been computed on a total enterprise basis. Earnings represent income from continuing operations before the cumulative effect of accounting changes less equity in undistributed earnings of unconsolidated affiliates, plus income taxes and fixed charges. Fixed charges represent interest, amortization of debt discount and expense, and the estimated interest portion of rental charges.

                                USE OF PROCEEDS

     Unless otherwise specified in the Prospectus Supplement, the net proceeds from the sale of the Offered Securities offered hereby will be used for general corporate purposes, including repayment of borrowings, working capital, capital expenditures, stock repurchase programs and acquisitions. Additional information on the use of net proceeds from the sale of the Offered Securities offered hereby is set forth in the Prospectus Supplement relating to such Offered Securities.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities summarizes certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities and the extent, if any, to which such general provisions may apply to any series of Debt Securities will be described in the Prospectus Supplement relating to such series.

     The Debt Securities are to be issued under one or more Indentures (collectively, the "Indenture") between the Company and Chemical Bank, as trustee or such other trustee as shall be named in a Prospectus Supplement (the "Trustee"). The following statements are subject to the detailed provisions of the Indenture, a form of which is filed as an exhibit to the Registration Statement. Wherever any particular provisions of the Indenture or terms defined therein are referred to, such provisions and terms are incorporated by reference as a part of the statements made herein and such statements are qualified in their entirety by such references. References to particular sections of the Indenture are noted below. Defined terms used herein but not defined herein shall have the meanings ascribed to them in the Indenture.

GENERAL

     The Debt Securities may be either Senior Securities or Subordinated Securities and will be unsecured, unless the Company shall be required to secure the Debt Securities as described below under "Covenants--Limitation on Liens." The Indenture does not limit the amount of Debt Securities which may be issued thereunder and Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. (Section 301) Debt Securities will be issued from time to time and offered on terms determined by market conditions at the time of sale.

     The Senior Securities will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Securities will be unsecured and will be subordinated and junior to all "Senior Indebtedness" (which for this purpose includes any Senior Securities) to the extent set forth in the applicable supplemental Indenture and the Prospectus Supplement relating to such series.

     The Debt Securities may be issued in one or more series with the same or various maturities at par, at a premium or at a discount. Any Debt Securities bearing no interest or interest at a rate which at the time of issuance is below market rates will be sold at a discount (which may be substantial) from their stated principal amount. Federal income tax consequences and other special considerations applicable to any such substantially discounted Debt Securities will be described in the Prospectus Supplement relating thereto.

     Reference is made to the Prospectus Supplement for the following terms of the Debt Securities offered hereby: (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities; (ii) the percentage of their principal amount at which such Debt Securities will be issued; (iii) the date or dates on which the Debt Securities will mature; (iv) the rate or rates (which may be fixed or floating) per annum at which the Debt Securities will bear interest, if any, or the method of determining such rate or rates; (v) the date or dates on which any such interest will be payable, the date or dates on which payment of any such interest will commence and the Regular Record Dates for such Interest Payment Dates; (vi) whether such Debt Securities are Senior Securities or Subordinated Securities; (vii) the terms of any mandatory or optional redemption (including any provisions for any sinking, purchase or other analogous fund) or repayment option; (viii) the currency, currencies or currency units for which the Debt Securities may be purchased and the currency, currencies or currency units in which the principal thereof, any premium thereon and any interest thereon may be payable; (ix) if the currency, currencies or currency units for which the Debt Securities may be purchased or in which the principal thereof, any premium thereon and any interest thereon may be payable is at the election of the Company or the purchaser, the manner in which such election may be made; (x) if the amount of payments on the Debt Securities is determined with reference to an index based on one or more currencies or currency units, changes in the price of one or more securities or changes in the price of one or more commodities, the manner in which such amounts may be determined; (xi) the extent to which any of the Debt Securities will be issuable in temporary or permanent global form, or the manner in which any interest payable on a temporary or permanent Global Security will be paid;
(xii) the terms and conditions upon which conversion or exchange of the Debt Securities into or for Common Stock, Preferred Stock or other Debt Securities will be effected, including the conversion price or exchange ratio, the conversion or exchange period and any other conversion or exchange provisions;
(xiii) information with respect to book-entry procedures, if any; (xiv) a discussion of certain Federal income tax, accounting and other special considerations, procedures and limitations with respect to the Debt Securities; and (xv) any other specific terms of the Debt Securities not inconsistent with the Indenture.

     If any of the Debt Securities are sold for one or more foreign currencies or foreign currency units or if the principal of, premium, if any, or any interest on any series of Debt Securities is payable in one or more foreign currencies or foreign currency units, the restrictions, elections, Federal income tax consequences, specific terms and other information with respect to such issue of Debt Securities and such currencies or currency units will be set forth in the Prospectus Supplement relating thereto.

     Unless otherwise specified in the Prospectus Supplement, the principal of, any premium on, and any interest on the Debt Securities will be payable, and the Debt Securities will be transferable, at the Corporate Trust Office of the Trustee in New York, New York, provided that payment of interest, if any, may be made at the option of the Company by check mailed on or before the payment date, first class mail, to the address of the person entitled thereto as it appears on the registry books of the Company or its agent.

     Unless otherwise specified in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form and in denominations of $1,000 and any integral multiple thereof. (Sections 301 and 302) No service charge will be made for any transfer or exchange of any Debt Securities, but the Company may, except in certain specified cases not involving any transfer, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

GLOBAL SECURITIES

     The Debt Securities of a series may be issued, in whole or in part, in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee of such Depositary to a successor Depositary or any nominee of such successor.

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit, on its book entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the applicable Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

     Payments of principal of, any premium on, and any interest on, individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. Neither the Company, the Trustee for such Debt Securities, any Paying Agent, nor the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such Debt Securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name". Such payments will be the responsibility of such participants.

     If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company, the Trustee and the Depositary for such Global Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

SENIOR SECURITIES

     The Senior Securities will be direct, unsecured obligations of the Company, and will constitute Senior Indebtedness (in each case as defined in the applicable supplemental Indenture) ranking on a parity with all other unsecured and unsubordinated indebtedness of the Company.

SUBORDINATED SECURITIES

     The Subordinated Securities will be direct, unsecured obligations of the Company. The obligations of the Company pursuant to the Subordinated Securities will be subordinate in right of payment to the extent set forth in the Indenture and the applicable supplemental Indenture to all Senior Indebtedness (including all Senior Securities) (in each case as defined in the applicable supplemental Indenture). Except to the extent otherwise set forth in a Prospectus Supplement, the Indenture does not contain any restriction on the amount of Senior Indebtedness which the Company may incur.

     The terms of the subordination of a series of Subordinated Securities, together with the definition of Senior Indebtedness related thereto, will be as set forth in the applicable supplemental Indenture and the Prospectus Supplement relating to such series.

     The Subordinated Securities will not be subordinated to indebtedness of the Company which is not Senior Indebtedness, and the creditors of the Company who do not hold Senior Indebtedness will not benefit from the subordination provisions described herein. In the event of the bankruptcy or insolvency of the Company before or after maturity of the Subordinated Securities, such other creditors would rank pari passu with holders of the Subordinated Securities, subject, however, to the broad equity powers of the Federal bankruptcy court pursuant to which such court may, among other things, reclassify the claims of any series of Subordinated Securities into a class of claims having a different relative priority with respect to the claims of such other creditors or any other claims against the Company.

CERTAIN DEFINITIONS

     Certain terms defined in Section 101 of the Indenture are summarized below.

     "Debt" means indebtedness for money borrowed.

     "Domestic Subsidiary" means a Subsidiary incorporated or conducting its principal operations within the United States or any State thereof or off the coast of the United States within an area over which the United States or any State thereof has jurisdiction.

     "Mortgage" means any mortgage, pledge, lien, encumbrance, charge or security interest of any kind.

     "Principal Property" means (i) any property owned or leased by the Company or any Subsidiary, or any interest of the Company or any Subsidiary in property, located within the United States (including offshore property leased from any governmental body), which is considered by the Company to be capable of producing oil or gas or minerals in commercial quantities and (ii) any refinery, smelter or processing or manufacturing plant owned or leased by the Company or any Subsidiary and located within the United States, except (A) facilities related thereto employed in transportation, distribution or marketing or (B) any such plant or portion thereof which in the opinion of the Company's Board of Directors is not a principal plant in relation to the activities of the Company and its Restricted Subsidiaries as a whole.

     "Restricted Subsidiary" means any Subsidiary which owns or leases (as lessor or lessee) a Principal Property, but such term does not include Union Pacific Railroad Company or any other Subsidiary which is principally a common carrier by rail or truck or any Subsidiary the principal business of which is leasing machinery, equipment, vehicles or other properties none of which is a Principal Property, or financing accounts receivable, or engaging in ownership and development of any real property which is not a Principal Property.

     "Subsidiary", when used with respect to the Company, means any corporation of which a majority of the outstanding voting stock is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or both.

COVENANTS

     The Indenture contains the covenants summarized below, which will be applicable (unless waived or amended) so long as any of the Debt Securities are outstanding, unless stated otherwise in the Prospectus Supplement.

     Limitation on Liens. (a) The Company will not, nor will it permit any Subsidiary to, create, assume, incur or suffer to exist any Mortgage upon any stock or indebtedness of any Domestic Subsidiary, whether owned on the date of the Indenture or thereafter acquired, to secure any Debt of the Company or any other person (other than the Debt Securities), without in any such case making effective provision whereby all the outstanding Debt Securities shall be directly secured equally and ratably with such Debt. There will be excluded from this restriction any Mortgage upon stock or indebtedness of a corporation existing at the time such corporation becomes a Domestic Subsidiary or at the time stock or indebtedness of a Domestic Subsidiary is acquired and any extension, renewal or replacement of any such Mortgage.

     (b) The Company will not, nor will it permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Mortgage upon any Principal Property, whether owned or leased on the date of the Indenture, or thereafter acquired, to secure any Debt of the Company or any other person (other than the Debt Securities), without in any such case making effective provision whereby all the outstanding Debt Securities shall be directly secured equally and ratably with such Debt.

     There will be excluded from the restriction referred to in the next preceding paragraph (i) any Mortgage upon property owned or leased by a corporation existing at the time such corporation becomes a Restricted Subsidiary, (ii) any Mortgage upon property existing at the time of the acquisition thereof or to secure payment of any part of the purchase price thereof or any Debt incurred to finance the purchase thereof, (iii) any Mortgage upon property to secure any part of the cost of exploration, drilling, development, construction, alteration, repair or improvement of such property, or Debt incurred to finance such cost, (iv) any Mortgage securing Debt of a Restricted Subsidiary owing to the Company or to another Restricted Subsidiary,
(v) any Mortgage existing on the date of the Indenture, and (vi) any extension, renewal or replacement, in whole or in part, of any Mortgage referred to in the foregoing clauses (i) through (v); provided however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement; and provided further, that such Mortgage shall be limited to all or such part of the property which secured the Mortgage so extended, renewed or replaced. Notwithstanding the foregoing, the Company may, and may permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Mortgage upon any Principal Property which is not excepted by clauses (i) through (vi) above without equally and ratably securing the Debt Securities, provided that the aggregate amount of all Debt then outstanding secured by such Mortgage and all similar Mortgages does not exceed 10% of the total consolidated stockholders' equity (including preferred stock) of the Company as shown on the audited consolidated balance sheet contained in the latest annual report to stockholders of the Company.

     For the purpose of the restriction referred to in the second preceding paragraph, no Mortgage to secure any Debt will be deemed created by (i) the sale or other transfer of (A) any oil or gas or minerals in place for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money (however determined) or a specified amount of such oil or gas or minerals, or (B) any other interest commonly referred to as a "production payment", and (ii) any Mortgage in favor of the United States (or any State thereof), or any other country, or any political subdivision of any of the foregoing, to secure partial, progress, advance or other payments pursuant to any contract or statute, or any Mortgage upon property intended to be used primarily for the purpose of or in connection with air or water pollution control. (Section 1006)

     Limitation on Transfers of Principal Properties to Unrestricted Subsidiaries. The Company will not, nor will it permit any Restricted Subsidiary to, sell, transfer or otherwise dispose of any Principal Property to any Subsidiary which is not a Restricted Subsidiary other than for cash or other consideration which, in the opinion of the Company's Board of Directors, constitutes fair value for such Principal Property. (Section 1007)

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     The Indenture provides that the Company may not consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any person, unless (i) the successor corporation shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia, and shall expressly assume by a supplemental indenture the due and punctual payment of the principal of, any premium on, and any interest on, all the outstanding Debt Securities and the performance of every covenant in the Indenture on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (iii) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance or transfer and such supplemental indenture comply with the foregoing provisions relating to such transaction. (Section 801) In case of any such consolidation, merger, conveyance or transfer, such successor corporation will succeed to and be substituted for the Company as obligor on the Debt Securities, with the same effect as if it had been named in the Indenture as the Company. (Section 802) Other than the restrictions on Mortgages described above, the Indenture and the Debt Securities do not contain any covenants or other provisions designed to protect holders of Debt Securities in the event of a highly leveraged transaction involving the Company or any Subsidiary.

EVENTS OF DEFAULT; WAIVER AND NOTICE THEREOF; DEBT SECURITIES IN FOREIGN CURRENCIES

     As to any series of Debt Securities, an Event of Default is defined in the Indenture as (a) default for 30 days in payment of any interest on the Debt Securities of such series; (b) default in payment of principal of or any premium on the Debt Securities of such series at maturity; (c) default in payment of any sinking or purchase fund or analogous obligation, if any, on the Debt Securities of such series; (d) default by the Company in the performance of any other covenant or warranty contained in the Indenture for the benefit of such series which shall not have been remedied for a period of 90 days after notice is given as specified in the Indenture; and (e) certain events of bankruptcy, insolvency and reorganization of the Company. (Section 501)

     A default under other indebtedness of the Company will not be a default under the Indenture and a default under one series of Debt Securities will not necessarily be a default under another series. Any additions, deletions or other changes to the Events of Default which will be applicable to a series of Debt Securities will be described in the Prospectus Supplement relating to such series of Debt Securities.

     The Indenture provides that (i) if an Event of Default described in clause
(a), (b), (c) or (d) above (if the Event of Default under clause (d) is with respect to less than all series of Debt Securities then outstanding) shall have occurred and be continuing with respect to any series, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding (each such series acting as a separate class) may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof specified in the terms thereof) of all outstanding Debt Securities of such series and the interest accrued thereon, if any, to be due and payable immediately and (ii) if an Event of Default described in clause (d) or (e) above (if the Event of Default under clause (d) is with respect to all series of Debt Securities then outstanding) shall have occurred and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of all Debt Securities then outstanding (treated as one class) may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof specified in the terms thereof) of all Debt Securities then outstanding and the interest accrued thereon, if any, to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults (except for defaults in the payment of principal of, any premium on, or any interest on, such Debt Securities and in compliance with certain covenants) may be waived by the holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding. (Sections 502 and 513)

     Under the Indenture the Trustee must give to the holders of each series of Debt Securities notice of all uncured defaults known to it with respect to such series within 90 days after such a default occurs (the term default to include the events specified above without notice or grace periods); provided that, except in the case of default in the payment of principal of, any premium on, or any interest on, any of the Debt Securities, or default in the payment of any sinking or purchase fund installment or analogous obligations, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the Debt Securities of such series. (Section 602)

     No holder of any Debt Securities of any series may institute any action under the Indenture unless (a) such holder shall have given the Trustee written notice of a continuing Event of Default with respect to such series, (b) the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding shall have requested the Trustee to institute proceedings in respect of such Event of Default, (c) such holder or holders shall have offered the Trustee such reasonable indemnity as the Trustee may require, (d) the Trustee shall have failed to institute an action for 60 days thereafter and (e) no inconsistent direction shall have been given to the Trustee during such 60-day period by the holders of a majority in aggregate principal amount of Debt Securities of such series. (Section 507)

     The holders of a majority in aggregate principal amount of the Debt Securities of any series affected and then outstanding will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to such series of Debt Securities. (Section 512) The Indenture provides that, in case an Event of Default shall occur and be continuing, the Trustee, in exercising its rights and powers under the Indenture, will be required to use the degree of care of a prudent man in the conduct of his own affairs. (Section 601) The Indenture further provides that the Trustee shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the Indenture unless it has reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is reasonably assured to it. (Section 601)

     The Company must furnish to the Trustee within 120 days after the end of each fiscal year a statement signed by one of certain officers of the Company to the effect that a review of the activities of the Company during such year and of its performance under the Indenture and the terms of the Debt Securities has been made, and, to the best of the knowledge of the signatories based on such review, the Company has complied with all conditions and covenants of the Indenture or, if the Company is in default, specifying such default. (Section
1004)

     If any Debt Securities are denominated in a coin or currency other than that of the United States, then for the purposes of determining whether the holders of the requisite principal amount of Debt Securities have taken any action as herein described, the principal amount of such Debt Securities shall be deemed to be that amount of United States dollars that could be obtained for such principal amount on the basis of the spot rate of exchange into United States dollars for the currency in which such Debt Securities are denominated (as evidenced to the Trustee by an Officers' Certificate) as of the date the taking of such action by the holders of such requisite principal amount is evidenced to the Trustee as provided in the Indenture. (Section 104)

     If any Debt Securities are Original Issue Discount Securities, then for the purposes of determining whether the holders of the requisite principal amount of Debt Securities have taken any action herein described, the principal amount of such Debt Securities shall be deemed to be the portion of such principal amount that would be due and payable at the time of the taking of such action upon a declaration of acceleration of maturity thereof. (Section 101)

MODIFICATION OF THE INDENTURE

     The Company and the Trustee may, without the consent of the holders of the Debt Securities, enter into indentures supplemental to the Indenture for, among others, one or more of the following purposes; (i) to evidence the succession of another corporation to the Company, and the assumption by such successor of the Company's obligations under the Indenture and the Debt Securities of any series;
(ii) to add covenants of the Company, or surrender any rights of the Company, for the benefit of the holders of Debt Securities of any or all series; (iii) to cure any ambiguity, omission, defect or inconsistency in such Indenture; (iv) to establish the form or terms of any series of Debt Securities, including any Subordinated Securities; (v) to evidence and provide for the acceptance of any successor Trustee with respect to one or more series of Debt Securities or to facilitate the administration of the trusts thereunder by one or more trustees in accordance with such Indenture; and (vi) to provide any additional Events of Default (Section 901).

     With certain exceptions, the Indenture or the rights of the holders of the Debt Securities may be modified by the Company and the Trustee with the consent of the holders of a majority in aggregate principal amount of the Debt Securities of each series affected by such modification then outstanding, but no such modification may be made without the consent of the holder of each outstanding Debt Security affected thereby which would (i) change the maturity of any payment of principal of, or any premium on, or any installment of interest on any Debt Security, or reduce the principal amount thereof or the interest or any premium thereon, or change the method of computing the amount of principal thereof or interest thereon on any date or change any place of payment where, or the coin or currency in which, any Debt Security or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof (or, in the case of redemption or repayment, on or after the redemption date or the repayment date, as the case may be), or (ii) reduce the percentage in principal amount of the outstanding Debt Securities of any series, the consent of whose holders is required for any such modification, or the consent of whose holders is required for any waiver of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences provided for in the Indenture, or (iii) modify any of the provisions of certain Sections of the Indenture, including the provisions summarized in this paragraph, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Debt Security affected thereby. (Section 902)

DEFEASANCE OF THE INDENTURE AND DEBT SECURITIES

     If the terms of any series of Debt Securities so provide, the Company will be deemed to have paid and discharged the entire indebtedness on all the outstanding Debt Securities of such series by (a) depositing with the Trustee
(i) as trust funds in trust an amount sufficient to pay and discharge the entire indebtedness on all Debt Securities of such series for principal, premium and interest or (ii) as obligations in trust such amount of direct obligations of, or obligations the principal of and interest on which are fully guaranteed by, the government which issued the currency in which the Debt Securities are denominated as will, together with the income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay and discharge the entire indebtedness on all such Debt Securities for principal, premium and interest and (b) satisfying certain other conditions precedent specified in the Indenture. (Section 403) In the event of any such defeasance, holders of such Debt Securities would be able to look only to such trust fund for payment of principal of, any premium on, and any interest on their Debt Securities.

     Such defeasance is likely to be treated as a taxable exchange by holders of the relevant Debt Securities for an issue consisting of either obligations of the trust or a direct interest in the cash and securities held in the trust, with the result that such holders would be required for tax purposes to recognize gain or loss as if such obligations or the cash or securities deposited, as the case may be, had actually been received by them in exchange for their Debt Securities. In addition, if the holders are treated as the owners of their proportionate share of the cash or securities held in trust, such holders would then be required to include in their income for tax purposes any income, gain or loss attributable thereto even though no cash was actually received. Thus, such holders might be required to recognize income for tax purposes in different amounts and at different times than would be recognized in the absence of defeasance. Prospective investors are urged to consult their own tax advisors as to the specific consequences of defeasance.

CONCERNING THE TRUSTEE

     Chemical Bank conducts normal banking relationships with the Company and certain of its subsidiaries and, in addition, is a participant in various financial agreements of the Company. Chemical Bank acts as trustee under certain equipment trust agreements of the Company's railroad subsidiaries and trustee under various indentures in respect of certain securities of the Company and its subsidiaries.

                         DESCRIPTION OF PREFERRED STOCK

     The following is a description of certain general terms and provisions of the Preferred Stock. The particular terms of any series of Preferred Stock will be described in the applicable Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below.

     The summary of terms of the Company's Preferred Stock contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Revised Articles of Incorporation, and the certificate of amendment relating to each series of the Preferred Stock (the "Certificate of Amendment") which will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of the Preferred Stock.

     The Company's Revised Articles of Incorporation authorize the issuance of 20,000,000 shares of Preferred Stock, without par value. No shares of Preferred Stock are currently outstanding, and no shares are reserved for issuance. The Company's Board of Directors is authorized to issue Preferred Stock in one or more series from time to time, with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations and restrictions thereof, as may be provided in resolutions adopted by the Board of Directors. All shares of any one series of Preferred Stock shall be identical in all respects, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon may be cumulative. All series shall rank equally and shall provide for other terms as described in the applicable Prospectus Supplement.

     Preferred Stock of a particular series shall have the dividend, liquidation, redemption, conversion and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to such series. Reference is made to the Prospectus Supplement relating to a particular series of Preferred Stock for specific terms, including: (i) the distinctive serial designation and the number of shares constituting such series; (ii) the dividend rate or rates, the payment date or dates for dividends and the participating or other special rights, if any, with respect to dividends; (iii) any redemption, sinking fund or other analogous provisions applicable to such Preferred Stock;
(iv) the amount or amounts payable upon the shares of Preferred Stock in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company prior to any payment or distribution of the assets of the Company to the holders of any class or classes of stock which are junior in rank to the Preferred Stock; (v) any terms for the conversion into or exchange for shares of Common Stock, shares of Preferred Stock or Debt Securities and (vi) any other specific terms of the Preferred Stock not inconsistent with the Company's Revised Articles of Incorporation and any applicable Certificate of Amendment. The term "class or classes of stock which are junior in rank to the Preferred Stock" means the Common Stock and any other class or classes of stock of the Company hereafter authorized which shall rank junior to the Preferred Stock as to dividends or upon liquidation.

DIVIDENDS

     Holders of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Company legally available therefor, cash dividends payable on such dates in March, June, September and December of each year and at such rates per share per annum as set forth in the applicable Prospectus Supplement. The Prospectus Supplement will also indicate the applicable record dates regarding the payment of dividends. The holders of Preferred Stock shall be entitled to such cash dividends before any dividends on any class or classes of stock junior in rank to Preferred Stock shall be declared or paid or set apart for payment. Whenever dividends shall not have been so paid or declared or set apart for payment upon all shares of each series of Preferred Stock, such dividends shall be cumulative and shall be paid, or declared and set apart for payment, before any dividends can be declared or paid on any class or classes of stock of the Company junior in rank to the Preferred Stock. Any such accumulations of dividends on Preferred Stock shall not bear interest. The foregoing shall not apply to dividends payable in shares of any class or classes of stock junior in rank to the Preferred Stock.

CONVERTIBILITY

     No series of Preferred Stock will be convertible into, or exchangeable for, shares of Common Stock, shares of Preferred Stock or any other class or classes of stock of the Company or Debt Securities except as set forth in the related Prospectus Supplement.

REDEMPTION AND SINKING FUND

     No series of Preferred Stock will be redeemable or receive the benefit of a sinking, retirement or other analogous fund except as set forth in the related Prospectus Supplement.

LIQUIDATION RIGHTS

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of any series of Preferred Stock will be entitled to receive payment of or to have set aside for payment the liquidation amount per share, if any, specified in the related Prospectus Supplement, in each case together with any applicable accrued and unpaid dividends, before any distribution to holders Common Stock. A voluntary sale, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the Company's property or assets to, or a consolidation or merger of the Company with, one or more corporations shall not be deemed to be a liquidation, dissolution or winding up of the Company for purposes of this paragraph.

VOTING RIGHTS

     Except as provided below, holders of Preferred Stock shall be entitled to one vote for each share held and shall vote together with the holders of Common Stock as one class for the election of directors and upon all other matters which may be voted upon by stockholders of the Company. Holders of Preferred Stock shall possess cumulative voting rights in the election of directors. See "Description of Common Stock -- Voting Rights" for a discussion of such cumulative voting rights.

     If dividends on the Preferred Stock shall be in arrears in an aggregate amount at least equal to six quarterly dividends, then the holders of all series of Preferred Stock, voting separately as one class, shall be entitled, at the next annual meeting of the stockholders of the Company or at a special meeting held in place thereof, or at a special meeting of the holders of the Preferred Stock called as provided below, to elect two directors of the Company. While the holders of Preferred Stock are so entitled to elect two directors of the Company, they shall not be entitled to participate with the Common Stock in the election of any other directors. Whenever all arrearages in dividends on the Preferred Stock shall have been paid and dividends thereon for the current quarterly period shall have been paid or declared and a sum sufficient for the payment thereof set aside, then the right of the holders of the Preferred Stock to elect two directors shall cease, provided that such voting rights shall again vest in the case of any similar future arrearages in dividends.

     At any time after the right to vote for two directors shall have so vested in the Preferred Stock, the Secretary of the Company may, and upon the written request of the holders of record of 10% or more of the shares of Preferred Stock then outstanding, shall, call a special meeting of the holders of the Preferred Stock for the election of the directors to be elected by them, to be held within 30 days after such call and at the place and upon the notice provided by law and in the Company's bylaws for the holding of meetings of stockholders. The Secretary shall not be required to call such meeting in the case of any such request received less than 90 days before the date fixed for any annual meeting of stockholders of the Company. If any such special meeting shall not be called by the Secretary within 30 days after receipt of any such request, then the holders of record of 10% or more of the shares of Preferred Stock then outstanding may designate in writing one of their number to call such meeting, and the person so designated may call such meeting to be held at the place and upon the notice provided above, and for that purpose shall have access to the stock ledger of the Company. No such special meeting and no adjournment thereof shall be held on a date later than 30 days before the annual meeting of the stockholders of the Company or a special meeting held in place thereof next succeeding the time when the holders of the Preferred Stock become entitled to elect directors as provided above.

     If any meeting of the Company's stockholders shall be held while holders of Preferred Stock are entitled to elect two directors as provided above, and if the holders of at least a majority of the shares of Preferred Stock then outstanding shall be present or represented by proxy at such meeting or any adjournment thereof, then, by vote of the holders of at least a majority of the shares of Preferred Stock present or so represented at such meeting, the then authorized number of directors of the Company shall be increased by two and at such meeting the holders of the Preferred Stock shall be entitled to elect the additional directors so provided for, but no such additional director so elected shall hold office beyond the annual meeting of the stockholders or a special meeting held in place thereof next succeeding the time when the holders of the Preferred Stock become entitled to elect two directors as provided above. Whenever the holders of the Preferred Stock shall be divested of special voting power as provided above, the terms of office of all persons elected as directors by the holders of the Preferred Stock as a class shall forthwith terminate, and the authorized number of directors of the Company shall be reduced accordingly.

     The affirmative vote or consent of 66-2/3% of all shares of Preferred Stock outstanding shall be required before the Company may (i) create any other class or classes of stock prior in rank to the Preferred Stock, either as to dividends or upon liquidation, or increase the number of authorized shares of such class of stock, or (ii) amend, alter or repeal any provisions of the Company's Revised Articles of Incorporation or any resolution adopted by the Board of Directors providing for the issuance of any series of Preferred Stock so as to adversely affect the preferences, rights or powers of the Preferred Stock. The affirmative vote or consent of at least a majority of the shares of Preferred Stock at the time outstanding shall be required for the Company to (i) increase the authorized number of shares of Preferred Stock, (ii) create or increase the authorized number of shares of any other class of stock ranking on a parity with the Preferred Stock either as to dividends or upon liquidation, or (iii) sell, lease or convey all or substantially all of the property or business of the Company, or voluntarily liquidate, dissolve or wind up the Company, or merge or consolidate the Company with any other corporation unless the resulting or surviving corporation will have after such merger or consolidation no stock either authorized or outstanding (except such stock of the corporation as may have been authorized or outstanding immediately preceding such merger or consolidation, or such stock of the resulting or surviving corporation as may be issued in exchange therefor) prior in rank either as to dividends or upon liquidation to the Preferred Stock or the stock of the resulting or surviving corporation issued in exchange therefor. No consent of the holders of Preferred Stock shall be required in connection with any mortgaging or other hypothecation by the Company of all or any part of its property or business.

CERTAIN TRANSACTIONS

     The Company's Revised Articles of Incorporation provide that certain transactions between the Company and a beneficial owner of more than 10% of the Company's voting stock (which includes Preferred Stock) must either (1) be approved by a majority of the Company's voting stock other than that held by such beneficial owner, (2) satisfy certain minimum price and procedural criteria, or (3) be approved by a majority of the Company's directors who are not related to such beneficial owner. The transactions covered by these provisions include mergers, consolidations, sales or dispositions of assets, adoption of a plan of liquidation or dissolution, or other transactions increasing the proportionate share of such 10% beneficial owner.

MISCELLANEOUS

     The Preferred Stock offered hereby has no preemptive rights, is not liable for further assessments or calls and will be fully paid and nonassessable upon issuance. Shares of Preferred Stock which have been issued and reacquired in any manner by the Company shall resume the status of authorized and unissued shares of Preferred Stock and shall be available for subsequent issuance. There are no restrictions on repurchase or redemption of the Preferred Stock while there is any arrearage in dividends or sinking fund installments except as may be set forth in the related Prospectus Supplement.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for each series of Preferred Stock will be described in the related Prospectus Supplement.

                          DESCRIPTION OF COMMON STOCK

     The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the Revised Business Corporation Law of the State of Utah and the Company's Revised Articles of Incorporation. The Company is presently authorized to issue 500,000,000 shares of Common Stock, par value $2.50 per share. At April 25, 1995, an aggregate of 205,284,153 shares of Common Stock were outstanding.

DIVIDENDS

     Subject to the rights of holders of any Preferred Stock which may be issued, the holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of any funds legally available therefor. The Company may not pay dividends on Common Stock (other than dividends payable in Common Stock or any other class or classes of stock junior in rank to the Preferred Stock as to dividends or upon liquidation) unless all dividends accrued on outstanding Preferred Stock have been paid or declared and set apart for payment.

VOTING RIGHTS

     Except in the election of directors, holders of Common Stock are entitled to one vote for each share held. Holders of Common Stock possess cumulative voting rights in the election of directors. Accordingly, in the election of directors each holder may accumulate his or her votes by giving one candidate as many votes as shall equal the number of directors then being elected multiplied by the number of his or her shares, or by distributing such votes on the same principle among any number of such candidates. The Board of Directors is divided into three classes with each class elected for successive three-year terms. Except as provided in the related Prospectus Supplement, any series of Preferred Stock will be entitled, with certain exceptions, to vote together with the holders of Common Stock as one class. See "Description of Preferred
Stock -- Voting Rights."

LIQUIDATION RIGHTS

     Any Preferred Stock would be senior to the Common Stock as to distributions upon liquidation, dissolution or winding up of the Company. After distribution in full of the preferential amounts to be distributed to holders of Preferred Stock, holders of Common Stock will be entitled to receive all remaining assets of the Company available for distribution to stockholders in the event of voluntary or involuntary liquidation.

CERTAIN TRANSACTIONS

     The Company's Revised Articles of Incorporation provide for certain voting rights for the holders of the Company's voting stock (including Common Stock) in the case of certain transactions between the Company and a beneficial owner of more than 10% of the Company's voting stock. See "Description of Preferred Stock -- Certain Transactions."

MISCELLANEOUS

     The Common Stock is not redeemable, has no preemptive or conversion rights and is not liable for further assessments or calls. All shares of Common Stock offered hereby will be fully paid and nonassessable.

TRANSFER AGENT AND REGISTRAR

     First Chicago Trust Company of New York will be the transfer agent and registrar for the Common Stock until May 22, 1995, and thereafter Harris Trust & Savings Bank will be such transfer agent and registrar. The Common Stock is listed on the New York Stock Exchange.

                       DESCRIPTION OF SECURITIES WARRANTS

     The Company may issue Securities Warrants for the purchase of Debt Securities or Preferred Stock. Securities Warrants may be issued independently or together with any Debt Securities or shares of Preferred Stock offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities or shares of Preferred Stock. The Securities Warrants are to be issued under Warrant Agreements to be entered into between the Company and Chemical Bank, as Warrant Agent, or such other bank or trust company as is named in the Prospectus Supplement relating to the particular issue of Securities Warrants (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Securities Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Securities Warrants or beneficial owners of Securities Warrants. The following summaries of certain provisions of the form of Warrant Agreement and Securities Warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the applicable Warrant Agreement and the Securities Warrants.

GENERAL

     If Securities Warrants are offered, the Prospectus Supplement will describe the terms of the Securities Warrants, including the following: (i) the offering price; (ii) the currency, currencies or currency units for which Securities Warrants may be purchased; (iii) the designation, aggregate principal amount, currency, currencies or currency units and terms of the Debt Securities purchasable upon exercise of the Warrants and the price at which such Debt Securities may be purchased upon such exercise; (iv) the designation, number of shares and terms of the series of Preferred Stock purchasable upon exercise of the Securities Warrants to purchase Preferred Stock and the price at which such shares of Preferred Stock may be purchased upon such exercise; (v) if applicable, the designation and terms of the Debt Securities or Preferred Stock with which the Securities Warrants are issued and the number of Securities Warrants issued with each such Debt Security or share of Preferred Stock; (vi) if applicable, the date on and after which the Securities Warrants and the related Debt Securities or Preferred Stock will be separately transferable;
(vii) the date on which the right to exercise the Securities Warrants shall commence and the date (the "Expiration Date") on which such right shall expire;
(viii) whether the Securities Warrants will be issued in registered or bearer form; (ix) a discussion of certain Federal income tax, accounting and other special considerations, procedures and limitations relating to the Securities Warrants; and (x) any other terms of the Securities Warrants.

     Securities Warrants may be exchanged for new Securities Warrants of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Before the exercise of their Securities Warrants, holders of Securities Warrants will not have any of the rights of holders of the Debt Securities or shares of Preferred Stock purchasable upon such exercise, including the right to receive payments of principal of, any premium on, or any interest on, the Debt Securities purchasable upon such exercise or to enforce the covenants in the Indenture or to receive payments of dividends, if any, on the Preferred Stock purchasable upon such exercise or to exercise any applicable right to vote.

EXERCISE OF SECURITIES WARRANTS

     Each Securities Warrant will entitle the holder to purchase such principal amount of Debt Securities or such number of shares of Preferred Stock at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the Securities Warrant. Securities Warrants may be exercised at such times as are set forth in the Prospectus Supplement relating to such Securities Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Securities Warrants will become void.

     Subject to any restrictions and additional requirements that may be set forth in the Prospectus Supplement relating thereto, Securities Warrants may be exercised by delivery to the Warrant Agent of the certificate evidencing such Securities Warrants properly completed and duly executed and of payment as provided in the Prospectus Supplement of the amount required to purchase the Debt Securities or shares of

Preferred Stock purchasable upon such exercise. The exercise price will be the price applicable on the date of payment in full, as set forth in the Prospectus Supplement relating to the Securities Warrants. Upon receipt of such payment and the certificate representing the Securities Warrants to be exercised properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Debt Securities or shares of Preferred Stock purchasable upon such exercise. If fewer than all of the Securities Warrants represented by such certificate are exercised, a new certificate will be issued for the remaining amount of Securities Warrants.

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities offered hereby (i) through underwriters or dealers; (ii) through agents; (iii) directly to purchasers; or
(iv) through a combination of any such methods of sale. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act. The Prospectus Supplement relating to the Offered Securities will set forth their offering terms, including the name or names of any underwriters, dealers or agents, the purchase price of the Offered Securities and the proceeds to the Company from such sale, any underwriting discounts, commissions and other items constituting compensation to underwriters, dealers or agents, any initial public offering price, any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers, and any securities exchanges on which the Offered Securities may be listed.

     If underwriters or dealers are used in the sale, the Offered Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, or at negotiated prices. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the Prospectus Supplement, the obligations of underwriters or dealers to purchase the Offered Securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

     Offered Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the Prospectus Supplement, the Company will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

     Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution by the Company to payments they may be required to make in respect thereof. The terms and conditions of such indemnification will be described in an applicable Prospectus Supplement. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

     Each series of Offered Securities other than Common Stock will be a new issue of securities with no established trading market. Any underwriters to whom Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Securities.

                                 LEGAL OPINIONS

     The validity of the Offered Securities will be passed upon for the Company by Richard J. Ressler, Esquire, Assistant General Counsel of the Company, and for the underwriters, dealers or agents, if any, by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, N.Y. 10019, unless otherwise specified in the Prospectus Supplement. Mr. Ressler owns 5,141 shares of Common Stock, including retention and restricted shares granted under the Company's 1993 Stock Option and Retention Stock Plan and 1990 Retention Stock Plan, and holds options to purchase 47,350 additional shares of the Common Stock. Cravath, Swaine & Moore has provided legal services from time to time to the Company and its affiliates.

                                    EXPERTS

     The consolidated financial statements of the Company and its subsidiaries as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994, incorporated in this Prospectus by reference from Company's Annual Report on Form 10-K for the year ended December 31, 1994, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

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                               TABLE OF CONTENTS

                                        PAGE
                                       ------
         PROSPECTUS SUPPLEMENT
Recent Developments....................    S-2
Use of Proceeds........................    S-3
Capitalization.........................    S-4
Description of the Securities..........    S-6
Underwriting...........................    S-7
Notice to Canadian Residents...........    S-9

           PROSPECTUS
Available Information..................      2
Incorporation of Certain Documents by
  Reference............................      2
The Company............................      3
Use of Proceeds........................      4
Description of Debt Securities.........      4
Description of Preferred Stock.........     12
Description of Common Stock............     15
Description of Securities Warrants.....     16
Plan of Distribution...................     17
Legal Opinions.........................     18
Experts................................     18
---------------------------------------------

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                                 $500,000,000

                       [UNION PACIFIC CORPORATION LOGO]

                                 $250,000,000

                                 6.40% Notes

                             Due February 1, 2006


                                 $250,000,000

                                7% Debentures

                             Due February 1, 2016

                  P R O S P E C T U S   S U P P L E M E N T

                          Underwriters of the Notes

                               CS First Boston

                             Goldman, Sachs & Co.

                             Morgan Stanley & Co.
                                 Incorporated


                        Underwriters of the Debentures

                               CS First Boston

                               Lehman Brothers

                             Morgan Stanley & Co.
                                 Incorporated

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